Exhibit 99.1

BANCFIRST CORPORATION

STOCK REPURCHASE PROGRAM

AMENDED SEPTEMBER 27, 2007

BancFirst Corporation Board of Directors amended the Stock Repurchase Program and increased the authorized shares by 366,948 which restores the total authorized shares to 600,000 shares. Management of BancFirst Corporation is authorized under this Stock Repurchase Program to repurchase 600,000 shares of BancFirst Corporation’s common stock for the following purposes:

1.	As a means to increase earnings per share and/or return on equity.

2.	To purchase treasury stock to be issued for the exercise of stock options or deferred stock compensation.

3.	To provide liquidity for optionees to liquidate the stock from exercises of their stock options.

4.	To provide liquidity for major shareholders wishing to sell their stock.

The timing, price paid and amount of stock repurchases under this Program shall be determined by Management and approved by the Executive Committee. Management and the Executive Committee shall consider relevant factors such as market conditions, the effect of the repurchases on the Company’s book value per share, earnings per share and return on equity, and expected stock option exercises and deferred stock compensation distributions. The Program shall remain in effect until all 600,000 shares authorized have been repurchased.

Stock repurchases under this Program may be paid from existing available funds, from normal or special dividends from the Company’s subsidiaries, or from borrowings approved by the Executive Committee. The cost of any borrowings for stock repurchases shall be considered in Management’s analysis of the effect of the stock repurchases on the Company’s financial performance.

Management shall consider and comply with the safe harbor provisions of Rule 10b-18 when it is deemed prudent to do so. Stock repurchases under the Program may be made through private transactions or on the market through brokers selected by Management. David E. Rainbolt, Chief Executive Officer; Joe T. Shockley, Jr., Executive Vice President and Chief Financial Officer; Randy Foraker, Executive Vice President and Chief Risk Officer; Richard Reich, Senior Vice President Corporate Finance, are the officers of the Company authorized to conduct the transactions pursuant to this Program.